SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock” made public on Friday, June 22, 2007.

2.	English press release entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers)” made public on Friday, June 22, 2007.

3.	English press release entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Employees and Others)” made public on Friday, June 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 22, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

June 22, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation
Corporate Communications
Raymond Spencer or
Yui Takamatsu
Tel: +81-3-5419-5102
Fax: +81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – June 22, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it has decided to dispose a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of two executive officers and one group executive who are scheduled to retire today, June 22, 2007. Of the three retiring executives, partial terms for the disposal of a portion of our treasury stocks to the two executive officers were announced on May 10, 2007. The partial terms of the disposal of a portion of our treasury stocks to the one group executive has since been decided as well as complete terms for one of the two executive officers. The details are as follows.

Details of Disposal of Stock (1)

1. Type of Shares:	Common shares of the Company

2. Number of Shares:	2,020 shares

3. Disposal Price:	32,507 yen per share

The purchase price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, June 22, 2007 (excluding days in which no shares are traded) and roundedupwards to the nearest yen.

4. Payment Date for Purchase of Shares:	Monday, July 9, 2007

Further Details

1. Schedule:	Thursday, May 10, 2007:	Date of partially setting terms for disposal price of treasury stock

	Friday, June 22, 2007:	Date of setting terms for disposal of treasury stock

	Saturday, June 23, 2007:	Notification of terms for disposal of treasury stock

	Friday, July 6, 2007:	Application date

	Monday, July 9, 2007:	Payment date

2. Reason for Disposal (use of funds):	The treasury stock to be disposed of forms a portion of the remuneration of one of three executives during his term that retired on June 22, 2007. The retiring group executive will purchase the treasury stock using accrued income during his term in office. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes.

3. Number of Treasury Stock after Disposal:	258,665 shares
The number of treasury stock does not reflect changes associated with purchases of less than one unit and the exercise of stock options that took place on and after June 1, 2007.

Regarding the remaining two executive officers scheduled to retire on June 22, 2007, in the case where they have sold shares of the Company obtained through the exercise of stock option programs prior to retirement and, subsequently, receive treasury stocks at the disposal price given in Item 3 of Details of Disposal of Stock (1) and on the dates given in the schedule under “Further Details” (1), they are applicable for short swing profit claims under Article 164 of the Securities Exchange Act. Therefore, the executive officers in question are scheduled to receive their disposed treasury stocks 6 months following the date of the sale of the Company’s shares. Please find below confirmed details of the disposal to date for the two retiring executive officers under Details of Disposal of Stock (2) and Details of Disposal of Stock (3) respectively.

Details of Disposal of Stock (2)

1. Type of Shares:	Common shares of the Company

2. Number of Shares:	Limited to 1,400 shares

3. Disposal Price:	To be confirmed
*The purchase price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, August 21, 2007 (six months after the Company’s shares were sold by the executive officer) and rounded upwards to the nearest yen. However, if the price is below the closing price on the retirement date or August 21, 2007, the disposal price shall be the closing price on the retirement date or August 21, 2007, whichever is the highest.

4. Payment Date for Purchase of Shares:	Thursday, September 6, 2007

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Details of Disposal of Stock (3)

1. Type of Shares:	Common shares of the Company

2. Number of Shares:	Limited to 1,200 shares

3. Disposal Price:	To be confirmed
*The purchase price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, August 27, 2007 (six months after the Company’s shares were sold by the executive officer) and rounded upwards to the nearest yen. However, if the price is below the closing price on the retirement date or August 27, 2007, the disposal price shall be the closing price on the retirement date or August 27, 2007, whichever is the highest.

4. Payment Date for Purchase of Shares:	Wednesday, September 12, 2007

All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes. Details yet to be determined will be announced once they have been decided.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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June 22, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation
Corporate Communications
Raymond Spencer
Tel: +81-3-5419-5102
Fax: +81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Granting of Stock Acquisition Rights to Directors and Executive Officers)

Today it was announced in a meeting of ORIX Corporation’s Compensation Committee held on June 22, 2007, that stock acquisition rights will be granted as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation (Articles 409 Section 3 of the Company Law). Furthermore, the granting of stock acquisition rights that has been approved by this resolution for the offering of stock acquisition rights to be determined as per the offering conditions given below for the allocation of stock acquisition rights on July 19, 2007 to individual directors and executive officers of the Company has been entrusted to ORIX’s Board of Directors or the executive officer authorized by ORIX’s Board of Directors.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 240 of the Company Law.

2. Recipients of the Stock Acquisition Rights

Directors and executive officers of the Company after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, which was held on June 22, 2007.

3. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights

One stock acquisition right is equivalent to 10 common shares.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment = Number of Stock Prior to Adjustment x Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

3,760 (however, that if the adjustment to the number of shares for the stock acquisition rights set forth in (1) above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.)

(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights and this condition does not correspond to an issuance on advantageous terms.

(4) Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in (1) above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2007, which is the day that the Company decided the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by executive officer of the Company who has been delegated by the Board of Directors of the Company through June 22, 2017.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Reason for Acquisition of stock acquisition rights

1. In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

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(8) Restriction on Acquisition of stock acquisition rights by assignment

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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June 22, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation
Corporate Communications
Raymond Spencer
Tel: +81-3-5419-5102
Fax: +81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Granting of Stock Acquisition Rights to Employees and Others)

At the 44th Annual General Meeting of Shareholders of ORIX Corporation held on June 22, 2007, it was resolved to delegate the Board of Directors of the Company to set offering conditions, as shown below, for granting stock acquisition rights as part of a stock option program, to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

The granting of stock acquisition rights that has been approved by this resolution for the offering of stock acquisition rights to be determined as per the aforementioned offering conditions for the allocation of stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company has been entrusted to ORIX’s Board of Directors or the executive officer authorized by ORIX’s Board of Directors.

Furthermore, it was announced today in a release entitled “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers)” that ORIX Corporation’s Compensation Committee has resolved to grant stock acquisition rights as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation. The policy for granting stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company and directors and executive officers of the Company as part of a stock option program is the same. Therefore, the details for granting of stock acquisition rights to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company and directors and executive officers of the Company as part of a stock option program are also the same. The Company is scheduled to decide the exercise price (as shown in 4. (4) below) on July 18, 2007 and the allocation of stock acquisition rights is scheduled for July 19, 2007.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

3. Reason for the need to issue Stock Acquisition Rights

In order to further increase the incentive of the aforementioned recipients to raise corporate profits and further increase corporate value.

4. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights

One stock acquisition right is equivalent to 10 common shares. In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 44th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment = Number of Stock Prior to Adjustment x Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(2) The maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be issued shall be 11,200 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall not exceed 112,000 ordinary shares of the Company, provided, however, that if the adjustment to the number of shares for the stock acquisition rights set forth in 3 (1) above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

(3) Issue price of the stock acquisition rights

No payment is required for stock acquisition rights and this condition does not correspond to an issuance on advantageous terms.

(4) Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in (1) above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2007, which is the day that the Company decided the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 44th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

The period to be allowed for exercising stock acquisition rights shall commence on the day which is 2 years after the date on which matters concerning offering of stock acquisition rights are determined by executive officer of the Company who has been delegated by the Board of Directors of the Company through June 22, 2017

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

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(7) Reason for Acquisition of stock acquisition rights

1. In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Restriction on Acquisition of stock acquisition rights by assignment

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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